UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

REGIONAL HEALTH PROPERTIES, INC.

(Name of Subject Company)

Regional Health Properties, Inc.

(Name of Person Filing Statement)

Common stock, no par value

(Title of Class of Securities)

75903M309

(CUSIP Number of Class of Securities)

Brent Morrison

President and Chief Executive Officer

Regional Health Properties, Inc.

1050 Crown Pointe Parkway, Suite 720

Atlanta, Georgia 30308

Telephone: (678) 86905116

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, as it may be amended or supplemented, the “Schedule 14D-9”) previously filed by Regional Health Properties, Inc., a Georgia corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on August 1, 2025, relating to the Tender Offer Statement on Schedule TO filed by Black Pearl Equities, LLC, a New York limited liability company (“Offeror”), with the SEC on July 18, 2025 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer to purchase up to an aggregate of 1,118,877, or approximately 49.9%, of the issued and outstanding shares of the Company’s common stock, no par value (the “Common Stock”), for a price equal to $4.25 per share, without interest, in cash (the “Offer”), all upon the terms and subject to the conditions as set forth in the Schedule TO and the Letter of Transmittal.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 4. The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The paragraph under the heading “Solicitation or Recommendation” is amended and supplemented as follows:

At a meeting of the Company’s board of directors (the “Regional Board”) held on July 25, 2025, the Regional Board, in consultation with its outside legal counsel, carefully reviewed the Offer and certain clarifying information that had been provided by the Offeror and determined that, despite the offer’s price per share of $4.25, it did not represent a “Superior Regional Proposal” (as defined in that certain Amended and Restated Agreement and Plan of Merger, dated April 14, 2025 (the “Original Merger Agreement”), by and between the Company and SunLink Health Systems, Inc. (“SunLink”), as amended by that certain Amendment to Amended and Restated Agreement and Plan of Merger, dated as of June 20, 2025, by and between the Company and SunLink (the “First Amendment” and the Original Merger Agreement as amended by the First Amendment, the “Merger Agreement”), pursuant to which SunLink would merge with and into the Company, with the Company surviving as the surviving corporation (the “Merger”)). A copy of the Original Merger Agreement was filed by the Company as Exhibit 2.1 to its Current Report on Form 8-K filed with the SEC on April 18, 2025 and is incorporated herein by reference. A copy of the First Amendment was filed by the Company as Exhibit 2.1 to its Current Report on Form 8-K filed with the SEC on June 23, 2025 and is incorporated herein by reference. ~~The Regional Board did not take a position on the Offer, but given that the Offer is conditioned on the Merger not occurring, the Regional Board’s recommendation to proceed with the Merger effectively was a rejection of the Offer.~~ The Regional Board, after careful evaluation of the Offer and in consultation with the Company’s outside legal counsel, has determined, for the reasons set forth below, to recommend that the Company’s shareholders REJECT the Offer.

The fifth paragraph under the heading “Reasons for the Recommendation” is amended and supplemented as follows:

At a meeting of the Regional Board held on July 25, 2025, the Regional Board, in consultation with its outside legal counsel, carefully reviewed the Offer and the clarifying information that had been provided and determined that, despite the offer’s price per share of $4.25, it did not represent a Superior Regional Proposal. The Preferred Director abstained from the determination as to the Offer. The Regional Board considered the clarifying information that had been provided by the Offeror. Nonetheless, the Regional Board determined to recommend that the Company’s shareholders reject the Offer because the letter did not provide substantive responses to some of the Company’s most significant concerns. Of significant concern to the directors of the Regional Board was the absence on the part of the Offeror of an articulated plan for the Company and of assurances that the interests of the non-controlling shareholders—i.e., a 49% interest would provide the Offeror with effective control—would be protected in the future. The Company thereafter filed a Current Report on Form 8-K with the SEC on July 28, 2025 reconfirming its support for the Merger.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2025

Regional Health Properties, Inc.

By:	/s/ Brent Morrison
Name:	Brent Morrison
Title:	President and Chief Executive Officer

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